UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 000-51672

FREESEAS INC.

(Name of Registrant)

10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 106 71, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Amendment No. 1 to Report of Foreign Private Issuer on Form 6-K (“Amendment No. 1”) is being filed by FreeSeas Inc. (the “Company”) solely to correct an error in the press release attached as Exhibit 99.1 of the Company’s Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 18, 2013 (the “Original Report”). The press release inadvertently indicated that Mr. Dimitrios Panagiotopoulos had been reelected to the Board of Directors of the Company, when actually Mr. Focko Nauta was reelected to the Board of Directors of the Company.

On November 21, 2013, the Company issued an updated press release, which replaces in its entirety the prior press release dated November 18, 2013, to provide for the correction noted above. We have attached a copy of the November 21, 2013 press release, which is incorporated herein by reference, as Exhibit 99.1 to this Amendment No. 1.

Except for the foregoing, there are no other changes to the Original Report. This Amendment No. 1 continues to speak as of the date of the Original Report and the Company has not updated the disclosure in this Amendment No. 1 to speak as of any later date. Except as otherwise noted herein, the disclosures contained herein have not been updated to reflect events, results or developments that have occurred after filing of the Original Report, or to modify or update those disclosures affected by subsequent events.

* * * * *

On November 14, 2013, FreeSeas Inc. (the “Company”) held its annual meeting of shareholders (the “Annual Meeting”), at which the Company’s shareholders approved three proposals. The proposals are described in detail in its proxy statement filed as an exhibit to a Report of Foreign Private Issuer on Form 6-K filed on October 30, 2013.

Proposal 1

The Company’s shareholders elected two individuals to the Board of Directors as set forth below:

Name	Votes For	Votes Withheld	Broker Non-Votes
Focko Nauta	16,415,992	1,438,599	38,679,919
Keith Bloomfield	16,396,186	1,458,405	38,679,919

Proposal 2

The Company’s shareholders ratified the appointment of RBSM LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013, as set forth below:

Votes For	Votes Against	Abstentions
53,131,027	1,444,145	1,959,338

Proposal 3

The Company’s shareholders grant discretionary authority to the Company’s board of directors to (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock at a ratio within the range from 1-for-2 up to 1-for 5 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) that the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-10, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Annual Meeting, as set forth below:

Votes For	Votes Against	Abstentions
45,137,081	9,954,473	1,442,954

The following exhibit is filed herewith:

Exhibit Number	Description
99.1	Press Release, dated November 21, 2013, issued by the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREESEAS INC.

Date: November 21, 2013	By: /s/ DIMITRIS PAPADOPOULOS
Dimitris Papadopoulos
Chief Financial Officer